TARTER
KRINSKY
& DROGIN LLP

March 15, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler,
Assistant Director

Re:	NanoViricides, Inc.
Registration Statement on Form S-3
Filed March 4, 2010
File No. 333-165221

Dear Mr. Riedler:

Please be advised that this firm is special securities counsel to NanoViricides, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated March 11, 2010 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Amendment No. 1 on Form S-3, a copy of which is enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.	We note that the list of documents to be incorporated by referenced into the filing does not incorporate by reference the following:
•	Form 8-K (Items 1.01, 3.02 and 9.01) filed July 10, 2009; and
•	Form 8-K (Items 1.01, 3.02 and 9.01) filed October 5, 2009

Please revise the list of documents to be incorporated by reference on page 19 to include these filings.

The disclosure was revised to include the Current Reports referenced above under the “Incorporation of Certain Documents by Reference” Section of our Form S-3.

2.
We note that you, as chief executive officer and acting chief financial officer, have signed the Form S-3 on behalf of the registrant and in each of those capacities, but that the filing has not been signed by the company’s controller or principal accounting officer as required by Form S-3.  Please amend your filing to include the signature of the company’s controller or principal accounting officer.  If you are also the company’s controller or principal account officer, please indicate beneath your signature that you are also signing the Form S-3 in the capacity of controller or principal accounting officer.  See Instruction 1 and 2 to the Signatures section of Form S-3 for further information.

Jeffrey P. Riedler
March 15, 2010

The Form S-3 was revised to provide that Dr. Eugene Seymour executed the registration statement as Principal Executive and Accounting Officer.

3.
We note that you have not indicated where the form of indenture listed as Exhibit 4.2 is filed.  If the form of indenture has previously been filed by the company, please revise your exhibit index to incorporate the document by reference from a previous filing.  If the document has not yet been filed, please file a copy with your amendment to the Form S-3.

The Form S-3 was revised to include for the form of indenture listed as Exhibit 4.2.  The exhibit is only a template of an indenture as no agreement has been entered into to provide an indenture on behalf of the Issuer.

In addition, we have been authorized by the Issuer to advise the Commission:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

Tarter Krinsky & Drogin LLP
PC/mm